UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange of 1934
(Amendment No._)*

Loews Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

540424-10-8
(CUSIP Number)

Barry L. Bloom 655 Madison Avenue, 11th Floor New York, NY 10065-8068 (212) 521-2930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,898,819
	8	SHARED VOTING POWER 800,000
	9	SOLE DISPOSITIVE POWER 14,898,819
	10	SHARED DISPOSITIVE POWER 800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,698,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Loews Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 667 Madison Avenue, New York, New York 10065-8087.

Item 2.	Identity and Background.

This statement is filed by Andrew H. Tisch, a United States citizen.  He is Co-Chairman of the Board, Chairman of the Executive Committee and a member of the Office of the President of the Issuer, and his business address is 667 Madison Avenue, New York, New York 10065-8087.

During the five years preceding the filing of this statement, Mr. Tisch has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Tisch acquired the Common Stock beneficially owned by him by gift, by bequest and with his own personal funds.

Item 4.	Purpose of Transaction.

The shares of Common Stock of the Issuer to which this Schedule relates were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

As of November 13, 2018, Mr. Tisch may be deemed to beneficially own an aggregate of 15,698,819 shares of Common Stock of the Issuer, including 14,809,184 shares held by trusts of which he is trustee, 800,000 shares held by a charitable foundation of which he is a director and 89,635 shares which he had the right to acquire upon exercise of Stock Appreciation Rights which were then exercisable or will become exercisable within 60 days of November 13, 2018.  The total number of shares that Mr. Tisch may be deemed to beneficially own constituted 5.0% of the 313,652,617 shares of Common Stock of the Issuer outstanding on November 12, 2018, according to information provided by the Issuer.  Mr. Tisch had sole voting power and investment power over the 14,809,184 shares held by trusts of which he is trustee and would have had sole voting power and investment power over the 89,635 shares he had the right to acquire upon exercise of Stock Appreciation Rights if he had exercised them, and he may be deemed to have had shared voting power and investment power over the 800,000 shares held by a charitable foundation of which he is a director.

Page 3 of 5 Pages

During the sixty days preceding the filing of this statement, the only transactions in the Common Stock of the Issuer engaged in by Mr. Tisch were as follows:  On November 7, 2018, for estate-planning purposes, 240,000 shares of Common Stock were transferred between Mr. Tisch and trusts of which he is trustee in transactions exempt from section 16 of the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2018

By:	/s/ Andrew H. Tisch
Andrew H. Tisch

Page 5 of 5 Pages